Exhibit 99.2

Management’s discussion and analysis

for the quarter ended September 30, 2025

7	THIRD QUARTER MARKET UPDATE

11	OUR STRATEGY

14	CONSOLIDATED FINANCIAL RESULTS

18	OUTLOOK FOR 2025

23	LIQUIDITY AND CAPITAL RESOURCES

26	FINANCIAL RESULTS BY SEGMENT

31	OUR OPERATIONS - THIRD QUARTER UPDATES

33	QUALIFIED PERSONS

34	NON-IFRS MEASURES

40	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended September 30, 2025 (interim financial statements). The information is based on what we knew as of and through November 4, 2025, and updates our first quarter, second quarter and annual MD&A included in our 2024 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2024, and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR+ at sedarplus.ca or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

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It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, forecast, goal, intend, outlook, plan, project, strategy, target, vision, and will (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 4, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our most recent annual information form and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

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Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by applicable securities laws.

Examples of forward-looking information in this MD&A

•	our expectations regarding 2025 and future uranium supply, demand, contracting, geopolitical issues, and the market, including the discussion under the heading Third quarter market update

•	the discussion under the heading Our strategy, including the role of nuclear energy in the world’s shift to a low-carbon, climate-resilient economy, our expectation that our strategy will allow us to increase long-term value, our intention to execute our strategy with an emphasis on safety, people and the environment, our aim to expand global nuclear capacity and help support energy growth, national security objectives and the transition to a low-carbon economy through our strategic initiatives, our belief that we have the right strategy to achieve our vision and will do so in a manner that reflects our values, our intention to be transparent with our stakeholders regarding risks and opportunities that may impact our strategic plan and our expected financial capacity to execute our strategy, invest in new opportunities and self-manage risk

•	the discussion under the heading Strategy in action, including our expectations regarding uranium contracting, our contract portfolio and market conditions, our expectation regarding uranium production levels from McArthur River/Key Lake and Cigar Lake, our expectations regarding production levels and deliveries from JV Inkai, our annual production expectation for our fuel services division, our expectation that we will maintain the financial strength and flexibility necessary to execute our strategy, our expectations regarding overall uranium production levels, market purchases and sales and deliveries volume in our uranium segment

•	our expectation that Westinghouse’s second quarter performance will be its strongest quarter of 2025 due to its participation in the Dukovany power plant project, and our expectation regarding Westinghouse’s cash flows for the fourth quarter of 2025

•	our expectation that the imposition of tariffs would not materially impact our 2025 financial results
•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, our confidence that the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014 or the alternate position advanced for tax years 2014 through 2017, or the new reassessing position for 2018, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us

•	the discussion under the heading Outlook for 2025, including our production plan, our planned production levels, our expectation of strong financial performance in 2025, our expected care and maintenance costs for our tier-two assets, our modified outlook for market purchases, our expectations for sales and deliveries volume in our uranium segment, our cost of sales in our uranium and fuel services segments, and other information in the table under the heading 2025 Financial Outlook, our revenue, adjusted net earnings, and cash flow sensitivity analysis, our price sensitivity analysis for our uranium segment, our expected share of adjusted EBITDA from our equity investment in Westinghouse, Westinghouse’s expected adjusted EBITDA in 2025 and compound annual adjusted EBITDA growth rate over the next five years, our intention to update the table under the heading Expected realized uranium price sensitivity under various spot price assumptions at September 30, 2025 each quarter to reflect deliveries made and changes to our contract portfolio, and our expectation that we will capture greater future upside using market-related pricing mechanisms as the uranium market continues to improve

•	the discussion under the heading Liquidity and capital resources, including our available alternatives to fund future capital requirements, our expectation that the low-cost production from our tier one assets will generate strong cash flows which will meet our capital requirements during 2025, our belief that we have sufficient borrowing capacity, and our expectations regarding our contract portfolio and uranium commitment levels

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•	our expectation that our operating and investment activities for the remainder of 2025 will not be constrained by the covenants in our credit agreements, including the financial covenants, our expectations regarding our annual dividend for 2025, our intention to update the table under the heading Purchase commitments to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts, and our expectations regarding our purchase commitments and standby product loan facilities

•	the discussion of the impact of potential disruptions to JV Inkai’s operations, and the expectation that the benefit from JV Inkai’s 2025 financial performance will be realized later in 2026 once the dividend for 2025 from JV Inkai is paid

•	our expectations regarding the establishment of a strategic partnership with Brookfield and the US Government and the associated benefits thereof, including the acceleration of the global deployment of Westinghouse nuclear reactors, and the reinvigoration of supply chains and the nuclear power industrial base
•	our future plans and expectations for our uranium operating properties expected production levels for McArthur River/Key Lake and Cigar Lake, expected production levels and purchase allocation for JV Inkai, our expectation of a 2025 production shortfall at McArthur River/Key Lake, our expectation that the strong 2025 production at Cigar Lake may provide an opportunity to partially offset the McArthur River/Key Lake shortfall, the expectation that the impact of any labour dispute with United Steelworkers Local 8914 would be minimal in 2025, our expectations regarding the timing of the delivery of our share of JV Inkai’s 2024 and 2025 production, the potential impact of delays in our expected JV Inkai deliveries, and our ability to draw upon inventory, long-term purchase agreements and loan arrangements to mitigate the risks of further delays in JV Inkai deliveries

•	the expected care and maintenance costs for our US ISR operations and Rabbit Lake for 2025

•	our future plans and expectations for our fuel services operating sites, including our annual production expectation, and our continued work to achieve and maintain an ongoing production rate which satisfies long-term commitments and the demand for conversion services

Material Risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, or geopolitical issues

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates or inflation

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency

•	changing views of governments regarding the pursuit of carbon reduction strategies or that our view on the role of nuclear power in pursuit of those strategies may prove to be inaccurate

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or the receipt of future dividends from JV Inkai

•	that we may not realize expected benefits from the Westinghouse acquisition

•	that Westinghouse fails to generate sufficient cash flow to fund its approved annual operating budget or make distributions to the partners

•	the risk that we and Westinghouse may not be able to meet sales commitments for any reason

•	the risk that Westinghouse may not achieve the expected growth in its business

•	the risk to Westinghouse’s business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks
•	the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values

•	the risk that Westinghouse’s strategies may change, be unsuccessful, or have unanticipated consequences

•	the risk that Westinghouse may be unsuccessful in respect of its new business

•	the risk that Westinghouse may fail to comply with nuclear licence and quality assurance requirements at its facilities

•	the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities

•	the risk that increased trade barriers may adversely impact Westinghouse’s business

•	the risk that Westinghouse may default under its credit facilities, adversely impacting Westinghouse’s ability to fund its ongoing operations and to make distributions

•	the risk that liabilities of Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities

•	the risk that occupational health and safety issues may arise at Westinghouse’s operations

•	the risk that there may be disputes between us and Brookfield Renewable Partners and its institutional partners (collectively, with Brookfield Asset Management, Brookfield) regarding our strategic partnership

•	the risk that we may default under the governance agreement with Brookfield, including the potential loss of some or all of our interest in Westinghouse

•	the risk that we are unable to enforce our legal rights under our agreements, permits or licences

•	disruption or delay in the transportation of our products

•	that we are subject to litigation or arbitration that has an adverse outcome

2025 THIRD QUARTER REPORT 3

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA does not agree that the court rulings for the years that have been resolved in our favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays

•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	we are affected by political risks, including unrest in Kazakhstan, and geopolitical events, including the Russian invasion of Ukraine

•	operations are disrupted due to problems with our own or our joint venture partners’, suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, tariffs, transportation disruptions or accidents, aging infrastructure, or other development and operating risks

•	we are affected by war, terrorism, cyber-attacks, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel exports and imports

•	our uranium suppliers or purchasers fail to fulfil their commitments

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Key Lake mill production plan is delayed or does not succeed for any reason

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason, or its production levels are insufficient to partially offset the shortfall at the McArthur River/Key Lake operation
•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason, JV Inkai is unable to transport and deliver its production, or JV Inkai is unable to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	our production plan for our Port Hope UF6 conversion facility is delayed or does not succeed for any reason, including due to the availability of production supplies

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, such as forest fires, floods and earthquakes as well as shifts in temperature, precipitation, and the impact of more frequent severe weather conditions on our operations as a result of climate change

•	natural uranium, UF6, and enriched uranium are no longer excluded from potential tariffs on Canadian energy products, and we and Westinghouse are adversely affected by the imposition of tariffs

•	the Dukovany power plant project does not result in the expected financial benefits for Westinghouse

•	that production levels from McArthur River/Key Lake are further reduced due to additional development delays, slower than anticipated ground freezing, lack of access to adequate skilled labour, delayed commissioning of new equipment, or for other reasons

•	the anticipated timing of the strategic partnership between Cameco, Brookfield and the US Government, including any failure to obtain the required governmental clearances or third party consents required to close the strategic partnership or implement the profit sharing mechanism or the imposition of material conditions as a part of obtaining such clearances or consents and any failure of any other conditions to the strategic partnership or the implementation of the profit sharing mechanism

•	the inability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic transaction or to effect their future obligations related to the transactions contemplated by the strategic partnership

•	the potential reliance by the US Government on unconventional funding mechanisms to effect any future commitments to purchase Westinghouse nuclear reactor technology

•	the availability of government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources

•	the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed

•	following the execution of definitive transaction documents by the parties, the determination by the legislative, judicial or executive branches of the federal or any state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law

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•	litigation, Congressional investigations, or investigations by other US or non-US authorities, related to the strategic transaction or otherwise
•	Cameco’s ability to effectively realize the anticipated benefits of the strategic transaction

Material Assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation, and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues, and the demand for and supply of uranium

•	the continuing pursuit of energy, national and climate security strategies by governments and the role of nuclear in the pursuit of those strategies

•	the assumptions discussed under the heading 2025 Financial Outlook, including the assumptions used to prepare the outlook table and assumptions relating to growth in Westinghouse adjusted EBITDA

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•	plans to transport our products succeed, including the shipment of our share of JV Inkai’s production

•	our ability to mitigate adverse consequences of production shortfalls or delays in the shipment of our share of JV Inkai production

•	our cost expectations, including production costs, operating costs, and capital costs

•	our expectations regarding tax payments, tax rates, royalty rates, currency exchange rates, interest rates and inflation

•	in our dispute with CRA that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our McArthur River and Cigar Lake development, mining and production plans succeed, and the ability of the Cigar Lake mine to achieve or exceed its expected production level

•	our Key Lake mill production plans succeed
•	JV Inkai’s development, mining and production plans succeed, that JV Inkai will be able to deliver its production, and that JV Inkai is able to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	the ability of JV Inkai to pay dividends

•	our production plan for our Port Hope UF6 conversion facility succeeds

•	that care and maintenance costs will be as expected

•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•	neither our operations, nor those of our joint venture partners, suppliers or customers, are significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, climate change, natural disasters, aging infrastructure, forest or other fires, outbreak of illness (such as a pandemic like COVID-19), governmental, political or regulatory actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, health and safety issues, underground floods, increased loadings into the environment, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, improper air emission or treated water releases, transportation disruptions or accidents, tariffs, aging infrastructure, or other development or operating risks

•	Westinghouse’s ability to generate cash flow and fund its approved annual operating budget and make distributions to the partners

•	our ability to compete for additional business opportunities so as to generate additional revenue for us as a result of the Westinghouse acquisition

•	the success of our plans and strategies related to Westinghouse

•	Westinghouse’s production, purchases, sales, deliveries, and costs

•	the assumptions and discussion set out under the heading Outlook for 2025

•	the market conditions and other factors upon which we have based Westinghouse’s future plans and forecasts

•	Westinghouse’s ability to mitigate adverse consequences of delays in production and construction

•	the success of Westinghouse’s plans and strategies

•	the absence of new and adverse government regulations, policies or decisions

2025 THIRD QUARTER REPORT 5

•	that there will not be any significant adverse consequences to Westinghouse’s business resulting from business disruptions, including those relating to supply disruptions, economic or trade policy decisions, political uncertainty and volatility, labour relation issues, and operating risks

•	Westinghouse will comply with the covenants in its credit agreement

•	Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities

•	Westinghouse maintaining protections against liability for nuclear damage, including continuation of global nuclear liability regimes and indemnities

•	that known and unknown liabilities at Westinghouse will not materially exceed our estimates

•	natural uranium, UF6, and enriched uranium will remain excluded from potential tariffs on Canadian energy products, and that we and Westinghouse would not be adversely affected by the imposition of tariffs

•	the financial benefits of the Dukovany power plant project for Westinghouse

•	the impact of the delays at the McArthur River/Key Lake operation on production levels and our ability to manage and offset the corresponding production shortfall, and possible further unexpected delays
•	the benefits of the strategic partnership with Brookfield and the US Government does not result in the expected benefits for us

•	the success of the Westinghouse nuclear reactor technology and Westinghouse’s ability to construct and commence commercial operations at new large-scale nuclear power plants

•	the ability of Westinghouse and the US Government to enter into definitive agreements to effect their future obligations related to the transactions contemplated by the strategic partnership, including with respect to commitments to purchase Westinghouse nuclear reactor technology and to effect the profit sharing mechanism

•	the availability of government funding and support for the transactions contemplated by the strategic partnership, including any future commitments to purchase Westinghouse nuclear reactor technology

•	the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed

•	Westinghouse’s ability to make distributions to its partners

•	Westinghouse’s ability to mitigate operating risks and any disruptions, delays, trade tensions, conflicts or shortages

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Third quarter market update

Geopolitical uncertainty and heightened concerns about energy security, national security, and climate security continue to improve the demand fundamentals for the nuclear power industry in the face of increasing risk to the long-term fuel cycle supplies that are required to support it.

In the third quarter of 2025, the long-term uranium price increased to $83.00 (US), approaching its highest level since 2012 (in 2025 constant dollars), while the uranium spot price ended the quarter at $82.63 (US). Over the past two years, fuel buyers have continued to focus on securing their long-term requirements for downstream conversion and enrichment services amid uncertain market access and global trade policies, which has resulted in higher prices across the fuel cycle. The uncertainty has delayed a return to the procurement of the uranium required to feed into those services – a return that we believe is unavoidable. A similar focus on security of supply is expected to move upstream to uranium, driven by requests for proposals from utilities and traditional demand entering the market, alongside inbound requests for direct long-term off-market negotiations. Additionally, several non-utility, non-traditional potential customers in energy intensive sectors and hard-to-abate industries are recognizing the growing long-term nuclear fuel supply deficit, and have begun proactively conducting outreach to nuclear fuel providers to deepen their understanding of procurement practices, potentially signaling a shift toward increased informed participation in the nuclear fuel supply chain, which would add further pressure to future uranium supply.

Some of the more significant developments affecting supply in the quarter and to date include:

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In August 2025, Cameco revised its 2025 production guidance for the McArthur River/Key Lake operation, lowering expected output from 18 million pounds to between 14 and 15 million pounds of U3O8 (100% basis). The reduction reflects development delays and slower than anticipated ground freezing in a new mining zone. Cameco noted that strong performance at Cigar Lake may partially offset the shortfall, with up to 1 million pounds U3O8 (100% basis) of additional production.

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Year to date, the Sprott Physical Uranium Trust (SPUT) has raised a total of approximately $715 million (US) and acquired over 7.5 million pounds of U3O8, increasing its cumulative purchases to approximately 55 million pounds of U3O8 since inception. SPUT’s at-the-market offering structure permits capital raising only when its units trade at a premium to net asset value, which this year has allowed them to raise approximately $485 million (US). Despite market volatility, strong investor interest in nuclear energy supported SPUT’s ability to secure additional capital through alternative financing channels. The trust completed a $24.2 million (US) private placement in May and a $208 million (US) bought deal financing in June. These successful raises enabled continued purchases of physical uranium, contributing to increased spot market demand and exerting upward pressure on uranium pricing.

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In September 2025, Yellow Cake plc exercised its annual purchase option under its long-term Framework Agreement with NAC Kazatomprom JSC (Kazatomprom), acquiring approximately 1.33 million pounds of U3O8 at a price of $75.08 (US) per pound. The transaction was funded through an upsized equity placement that raised approximately $175 million (US) and was executed at a 7.1% discount to the prevailing spot price of $80.80 (US) per pound.

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In August 2025, Kazatomprom announced a revised 2026 nominal production target of 29,697 tonnes of U3O8 (approximately 77 million pounds of U3O8), down from the previously guided 32,777 tonnes (85 million pounds of U3O8). The adjustment followed a review of market conditions, operational progress, and development timelines at newly launched ISR mines, and reflects the company’s assessment that current supply-demand fundamentals and uncovered demand do not justify a return to full production levels. The reduction is primarily attributable to changes at the Budenovskoye joint venture, which operates the Budenovskoye 6/7 ISR project. Final 2026 production guidance remains subject to ongoing negotiations with joint venture partners.

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In September 2025, Lotus Resources announced the successful restart of uranium production at the Kayelekera project in Malawi, following the commissioning of its processing plant. The operation has transitioned from care and maintenance to active production and is designed with a 10-year mine life and an annual production capacity of 2.4 million pounds of U3O8, targeted for the first quarter of 2026.

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In July 2025, Orano Canada and Denison Mines Corp. (Denison) commenced uranium production at the McClean North deposit, utilizing the proprietary Surface Access Borehole Resource Extraction (SABRE) mining method. Orano Canada, the operator, holds a 77.5% interest in the McClean Lake Joint Venture, while Denison holds the remaining 22.5%. Planned production for 2025 is estimated at approximately 800,000 pounds of U3O8.

2025 THIRD QUARTER REPORT 7

•	On September 8, 2025, US President Donald Trump issued an executive order exempting uranium, along with other critical minerals, from his administration’s country-based global tariffs.

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In October 2025, Urenco Group (Urenco) announced an expansion of its uranium enrichment capacity at the Almelo facility in the Netherlands, doubling its previously planned buildout to approximately 1.5 million separative work units (SWU) of extra capacity by 2030. The initial phase, announced in 2023, remains on track for commissioning in 2027, while the newly approved second phase is expected to begin phased commissioning in 2030. Including Almelo, Urenco has now committed to roughly 2.5 million SWU of new global capacity, with initial cascades already operational at Urenco USA. Additionally, in September, Urenco USA received US Nuclear Regulatory Commission (NRC) approval to begin producing low-enriched uranium plus (LEU+), enriched up to 10% U-235, to support advanced reactor fuel supply in the United States.

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On October 22, 2025, Global Laser Enrichment, LLC (GLE) announced the conclusion of an independent, third-party validation that GLE had achieved Technology Readiness Level 6 (TRL-6) following the completion of its large-scale enrichment demonstration program. GLE is now focusing on full-scale detailed design and deployment of their Paducah Laser Enrichment Facility in Paducah, Kentucky.

According to the International Atomic Energy Agency (IAEA), globally, there are currently 439 operable reactors and 63 reactors under construction. Demand-related developments continue to suggest growing support for the nuclear industry, with 31 countries pledging to triple their nuclear power capacity by 2050. Many nations are reaffirming their commitment to existing nuclear and/or reversing policies to phase out nuclear, non-nuclear countries are emerging as candidates for new nuclear capacity, improvements are being made in global sustainable financing policies to include nuclear energy, and opinion polls indicate improving public support. With several reactors being saved from early retirement, life-extensions to existing reactors being sought and approved, and new build construction projects underway with many more planned, demand for uranium fuel continues to improve in the near-, medium- and long-term.

The more significant developments in the quarter and to date affecting current and future demand include:

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The World Nuclear Association’s flagship biennial report, released in September 2025, highlights a significant structural supply deficit in uranium and emphasizes the urgency of investment decisions specifically tied to new uranium production. These investments are deemed critical to meeting the fuel requirements of the growing global nuclear power fleet, with demand projected to reach 746 GWe in the Reference Scenario and 966 GWe in the Upper Scenario by 2040.

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The IAEA’s annual flagship report was released in September 2025, reflecting the fifth consecutive year of higher global nuclear power projections. According to the agency, global nuclear generating capacity could more than double by 2050, reaching 992 GWe in the high case.

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The European Commission (EC) published its draft €2 trillion budget for 2028-2034, which includes nuclear energy as an eligible activity for national-level funding for the first time. The proposal would allow member states to use part of their allocated €865 billion in national spending to support “new or additional fission energy capacity installed in GW”. If approved, this funding would mark a major policy shift, as the current EC budget prohibits the use of regional development funds for the construction of conventional nuclear power plants.

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In August 2025, Switzerland’s government unveiled draft legislation seeking to repeal the country’s 2018 ban on new nuclear power plants. The latest proposal would allow companies to apply for licenses to construct new reactors, subject to parliamentary approval and a possible referendum.

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In September 2025, Rosatom State Nuclear Energy Corporation (Rosatom) Director General Alexei Likhachev announced at the IAEA General Conference that Russia intends to construct 38 additional nuclear power units across large, medium and small reactor designs. The expansion would roughly double the number of reactors currently operating in the country.

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In September 2025, Uzbekistan signed agreements with Rosatom for the construction of two VVER-1000 and two RITM-200N units, with an option for an additional two VVER-1000 units. All four original units are expected to be operational by 2035.

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In September 2025, Kenya’s Nuclear Power and Energy Agency announced plans to generate 20 GWe of nuclear power by 2040, beginning with the construction of the country’s first nuclear power plant in Siaya County.

•	In October 2025, South Africa’s Integrated Resource Plan proposes adding 5.2 GWe of nuclear capacity by 2039 to help curb reliance on coal power and reduce rolling blackouts.

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In Canada, Prime Minister Mark Carney announced in October 2025 that the country’s new Major Projects Office will include Ontario Power Generation’s Darlington Nuclear Project (DNNP) among its priority reviews. The DNNP initiative is slated to be the first small modular reactor (SMR) project in the G7, consisting of four GE Vernova-Hitachi BWRX-300 boiling water reactors (BWRs).

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In October 2025, Electricité de France reaffirmed the company’s aim to finalize detailed construction plans for eight new EPR2 reactors in France by the end of 2026, with the first new unit at Penly 3 scheduled for commissioning in 2038.

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Westinghouse Electric Co. (Westinghouse) interim CEO Dan Sumner announced a target aimed at construction of 10 new AP1000® reactors in the US by 2030, aligning with President Donald Trump’s executive orders to accelerate nuclear development and quadruple national nuclear capacity by 2050. Additionally, on August 21, 2025, Fermi America signed a partnership agreement with Westinghouse for licensing support for its planned four AP1000 pressurized water reactors (PWRs) at its hyperscale campus in Amarillo, Texas.

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Holtec International reported in August 2025 that its single-unit Palisades nuclear power plant formally shifted from decommissioning to operational status under the oversight of the US NRC, making it the first US commercial reactor to restart after decommissioning. Additionally, the company is evaluating the potential restart of the two-unit Indian Point nuclear power plant, which closed in 2021. New York Governor Kathy Hochul’s administration said it remains committed to decommissioning Indian Point and announced that the state’s nuclear expansion strategy would focus on new reactors.

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In August 2025, the US Department of Energy (DOE) selected 11 SMR projects under the Nuclear Reactor Pilot Program, aiming to accelerate technology deployment and achieve criticality for at least three test reactors located outside national laboratories by July 4, 2026. The selected companies include: Aalo Atomics Inc., Antares Nuclear Inc., Atomic Alchemy Inc., Deep Fission Inc., Last Energy Inc., Oklo Inc., Natura Resources LLC, Radiant Industries Inc., Terrestrial Energy Inc., and Valar Atomics Inc.

•

Alberta Premier Danielle Smith announced plans to begin public consultations on the potential integration of nuclear energy into its energy mix following growing interest in deploying SMRs and at least one proposed large-scale nuclear power plant. The province announced earlier in July that Energy Alberta’s Peace River nuclear power project entered federal review, proposing up to 4.8 GWe from CANDU MONARK PHWRs. Additionally, in October, Energy Alberta and Westinghouse signed a Memorandum of Understanding to collaborate on considering the deployment of an AP1000 for the same project, with the entities planning to conduct joint technical and commercial discussions, business development efforts and engagement.

•

The Saskatchewan government announced their “Saskatchewan First Energy Security Strategy and Supply Plan” on October 20, 2025, outlining SaskPower’s commitment to future nuclear power through their partnership with GE-Hitachi and Ontario Power Generation to build a BWRX-300 SMR. The plan also outlines that the government will evaluate the economic feasibility for large reactors and/or SMRs to meet industry demand for electricity and heat.

•

Santee Cooper selected Brookfield to lead final negotiations and privately fund the restart of the construction of the two AP1000 nuclear units at the V.C. Summer site in Fairfield County, South Carolina. This initiative seeks to recover value from a previously abandoned $9 billion investment, potentially delivering 2,200 MW of carbon-free energy and financial relief to Santee Cooper customers through future power offtake agreements.

•

In October 2025, Fermi Inc. signed agreements with South Korean firms Doosan Enerbility and Hyundai Engineering & Construction Co., Ltd to build four Westinghouse AP1000 nuclear reactors in Texas. The reactors will power a 5,800-acre AI-focused data center campus near Amarillo, Texas, known as Project Matador, which aims to deliver up to 11 GW of energy capacity. Construction is expected to begin in 2026, with the first reactor operational by 2032.

•

On October 28, 2025, Cameco and Brookfield announced a strategic partnership with the US Government expected to accelerate deployment of Westinghouse’s nuclear reactor technologies. The partnership provides for the US Government to arrange financing or facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the United States, with an aggregate investment value of at least $80 billion (US). The US Government will be granted a participation interest that, once vested, will entitle it to 20% of any cash distributions in excess of $17.5 billion (US) made by Westinghouse after the granting of the participation interest.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

2025 THIRD QUARTER REPORT 9

Industry prices at quarter end

	SEP 30	JUN 30	MAR 31	DEC 31	SEP 30	JUN 30
	2025	2025	2025	2024	2024	2024
Uranium ($US/lb U3O8)[1]
Average spot market price	82.63	78.50	64.23	72.63	82.00	84.25
Average long-term price	83.00	80.00	80.00	80.50	81.50	79.50
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	63.50	69.00	81.00	97.00	72.00	60.00
Europe	63.50	69.00	81.00	96.00	72.00	60.00
Average long-term price
North America	52.25	50.50	50.00	50.00	43.25	38.00
Europe	51.25	50.00	49.50	49.50	43.25	38.00

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the third quarter of 2025 was 13 million pounds U3O8 equivalent, compared to 12 million pounds U3O8 equivalent over the same period in 2024. Total spot purchases for the first nine months of 2025 were 41 million pounds U3O8 equivalent, compared to 35 million pounds U3O8 equivalent over the same period in 2024. As of September 30, 2025, the average reported spot price was $82.63 (US) per pound U3O8 equivalent, up $4.13 (US) per pound from the previous quarter.

Long-term contracts generally call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including base-escalated prices set at time of contracting and escalated over the term of the contract, and market-related prices, which reference spot and/or long-term indicators and are generally set a month or more prior to delivery, typically including floor prices and ceiling prices that are also escalated to time of delivery. Long-term contracting reported by UxC through the first nine months to September 30, 2025, totaled about 45 million pounds U3O8 equivalent, down from about 53 million pounds U3O8 equivalent reported over the same period in 2024. Long-term uranium contracting remains moderate, due to global macro-economic uncertainty, and customers’ focus on downstream services driven by continuing geopolitical tensions, though requests for proposals from utilities are increasing.

The average reported long-term price at the end of the quarter was $83.00 (US) per pound U3O8 equivalent, up $3.00 (US) from the previous quarter.

With consistent demand for western conversion services, pricing in both North America and Europe continues to be strong, despite the downward price trend. At the end of the third quarter, the average reported spot price for conversion was $63.50 (US) per kilogram uranium (kgU) as UF6, down $5.50 (US) from the previous quarter. The average long-term UF6 conversion price for North America finished the quarter at $52.25 (US) per kgU as UF6, up $1.75 (US) from the previous quarter.

10 CAMECO CORPORATION

Our strategy

We are a pure-play investment in the growing demand for nuclear energy, focused on taking advantage of the near-, medium- and long-term growth occurring in our industry. We provide nuclear fuel and nuclear power products, services and technologies across the fuel and reactor life cycles, augmented by our investment in Westinghouse, that supports the generation of carbon-free, reliable, secure and affordable energy. Our strategy is set within the context of what we believe is a transitioning market environment. Increasing populations, a growing focus on electrification and decarbonization, and concerns about energy security and affordability are driving a global focus on tripling nuclear power capacity by 2050, which is expected to durably strengthen long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to achieving energy growth and national security objectives, and helping the world shift to a low-carbon, climate resilient economy. It is an option that can provide the necessary power in a carbon-free, reliable and affordable manner.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity, building a balanced portfolio in accordance with our contracting framework

•	profitably producing from our tier-one assets and aligning our production decisions in all segments of our business with our contract portfolio and customer needs

•	being financially disciplined to allow us to

•	execute on our strategy

•	invest in new opportunities that are expected to add long-term value

•	self-manage risk

•

exploring other emerging opportunities within the nuclear power value chain that align with our commitment to manage our business responsibly and sustainably, contribute to decarbonization, and help to provide secure and affordable energy

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Powering a secure energy future” – recognizes that we have an important role to play in achieving energy security, national security and climate security. Our uranium and fuel services are used around the world in the generation of safe, reliable, carbon-free, baseload nuclear power, which is crucial to energy security. In times of geopolitical uncertainty, a secure source of nuclear fuel is more important than ever as it also supports national security objectives. Additionally, Cameco supports climate security by enabling the generation of carbon-free nuclear power, helping to reduce greenhouse gas emissions and combat climate change. Cameco’s strategic initiatives, such as its partnership with Net Zero Nuclear, aim to expand global nuclear capacity and support the transition to a low-carbon economy.

We believe we have the right strategy to achieve our vision, and we will do so in a manner that reflects our values. For more than 35 years, we have been committed to operating and delivering our products responsibly and profitably. We integrate sustainability principles and practices into every aspect of our business, from our corporate objectives and approach to compensation to our overall corporate strategy, risk management, and day-to-day operations, and they align with our values. We seek to be transparent with our stakeholders, keeping them updated on the risks and opportunities that we believe may have a significant impact on our ability to achieve our strategic plan and add long-term value. We recognize the importance of integrating certain sustainability factors, such as safety performance, a clean environment and supportive communities, into our executive compensation strategy as we see success in these areas as critical to the long-term success of the company.

You can read more about our strategy in our 2024 annual MD&A and our approach to sustainability in our 2024 Sustainability Report.

Strategy in action

With the ongoing transition and improvements in the nuclear fuel market, our three-pillar strategy is guiding our disciplined contracting, supply and financial decisions. We continue to be selective in committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long-term contracts, responsibly managing our supply in accordance with our customers’ needs. With our operationally flexible and disciplined approach to supply, we continue to meet our sales commitments through a combination of production, inventory, product loans and purchases. As a proven and reliable commercial supplier with assets in geopolitically stable jurisdictions across all segments of the nuclear fuel cycle, we are being selective in committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long-term

2025 THIRD QUARTER REPORT 11

contracts. To support the long-term operation of our productive capacity, our contracting is focused on maintaining exposure to future improvements in the market while retaining downside protection. Through risk-managed financial discipline, our balance sheet remains strong, and we expect to maintain the financial strength and flexibility necessary to execute on our strategy by planning production in coordination with contracting success and market opportunities.

FINANCIAL HIGHLIGHTS

•

Consolidated performance: Results in the third quarter were comparable to 2024 with a small net loss, adjusted net earnings of $32 million, and adjusted EBITDA of $310 million. Although third quarter sales volumes were lower overall, our average realized prices continue to improve in both the uranium and fuel services segments, and equity earnings from our investment in Westinghouse were stronger than in 2024. During the first nine months of the year, net earnings of $391 million, adjusted net earnings of $410 million and adjusted EBITDA of $1.3 billion were significantly higher than in 2024. See Consolidated financial results on page 14 for more information.

•

Strong balance sheet: Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of September 30, 2025, we had $779 million in cash and cash equivalents, $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility.

•

Uranium: In our core uranium segment, third quarter earnings before taxes were $172 million and adjusted EBITDA was $220 million compared to $171 million and $240 million, respectively in 2024, mainly as a result of lower sales volume than in the third quarter of 2024. Earnings before income taxes for the first nine months of the year were $681 million and adjusted EBITDA was $861 million, compared to $615 million and $788 million in 2024, respectively. Average realized price continued to show improvements as prices from fixed price contracts increased. See Financial results by segment – Uranium on page 26 for more information.

•

Fuel Services: In our fuel services segment, third quarter earnings before taxes were $17 million and adjusted EBITDA was $24 million, compared to $17 million and $28 million in 2024, mainly as a result of lower sales volumes. Earnings before income taxes for the first nine months of the year were $129 million while adjusted EBITDA was $156 million, compared to $71 million and $96 million in 2024. See Financial results by segment – Fuel Services on page 28 for more information.

•

Westinghouse: Westinghouse reported a net loss of $32 million (our share) for the third quarter, up from a loss of $57 million (our share) in the third quarter of 2024. Over the first nine months of the year, Westinghouse reported net earnings of $32 million, in comparison to a loss of $227 million in the same period in 2024. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the third quarter of 2025, our share of Westinghouse’s adjusted EBITDA was $124 million, compared to $122 million in the third quarter of 2024, while for the first nine months adjusted EBITDA was $569 million, compared to $320 million in 2024. In October 2025, Westinghouse received the cash associated with its participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, led by Korea Hydro & Nuclear Power, and a distribution was made to the partners in October. Cameco received $171.5 million (US) representing our 49% share. See Our earnings from Westinghouse, starting on page 29 for more information.

•

Dividend: With improving financial performance and the receipt of the additional distribution from Westinghouse in October, we are accelerating the increase of our dividend to $0.24 per common share, with our annual dividend to be paid on December 16, 2025. See Dividend on page 24 for more information.

Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see the information starting on page 34.

OPERATIONAL HIGHLIGHTS

•

Uranium: As announced in August, we now expect to produce between 14 million and 15 million pounds of U3O8 (100% basis; 9.8 million to 10.5 million pounds our share) in 2025 from McArthur River/Key Lake (previously forecasted 18 million pounds U3O8 on 100% basis; 12.6 million pounds our share). Performance to date at Cigar Lake has been strong, creating an opportunity to potentially produce 19 million pounds U3O8 (100% basis) which would offset up to 1 million pounds (100% basis) of the shortfall at the McArthur River/Key Lake operation. See Our operations – Uranium 2025 Q3 Updates on page 31 for more information.

•

JV Inkai: JV Inkai continues to target 2025 production of 8.3 million pounds (100% basis) of uranium of which our purchase allocation is expected to be 3.7 million pounds. The first shipment from JV Inkai containing our remaining share of 2024 production (approximately 900,000 pounds) and approximately 2.0 million pounds of our share of Inkai’s 2025 production, is

12 CAMECO CORPORATION

currently in transit and expected to arrive at the Blind River refinery in early November. The majority of our remaining share of 2025 production is expected to be delivered before the end of 2025. See Our operations – Uranium 2025 Q3 Updates starting on page 30 for more information.

•

Fuel Services: At our Fuel Services division, our annual production expectation, which includes UF6 conversion, UO2 conversion, and heavy water reactor fuel bundles, remains between 13 million and 14 million kgU. At Port Hope, we continue to work towards achieving a UF6 production rate of 12,000 tonnes per year, closely aligned with our licensed capacity, in order to satisfy our book of long-term commitments and demand for conversion services. See Our Operations – Fuel Services 2025 Q3 Updates starting on page 30 for more information.

MARKETING HIGHLIGHTS

•

Deliveries and inventory: In the third quarter, we produced 4.4 million pounds of uranium (our share), purchased 1.4 million pounds (purchased at an average unit cost of $82.51 per pound ($60.13 (US) per pound)) and borrowed 2 million pounds under product loan facilities. See Financial results by segment – Uranium starting on page 26 for more information. After delivering 6.1 million pounds in the third quarter, our uranium inventory was 10.0 million pounds on September 30, 2025, with an average inventory cost of $47.56 per pound.

•

Contracting: In our uranium segment, over the next five years, we have contracts in place for average annual deliveries of over 28 million pounds of U3O8 per year, with commitments higher than the average in 2025 through 2027, and lower than the average in the years 2028 and 2029. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

2025 OUTLOOK UPDATE

•	Production: As a result of the changes in our production plans noted above, we now expect our share of production of U3O8 to be up to 20 million pounds for 2025.

•

Market purchases: We have reduced our outlook for market purchases to up to 1 million pounds (previously up to 3 million pounds) as a result of our utilization of standby product loan facilities to offset the impact of the expected reduction in our 2025 production on our inventory balance.

•

Sales/delivery volumes: We have narrowed our guidance for the sales/deliveries volumes in our uranium segment to 32 to 34 million pounds (previously 31 to 34 million pounds) as we have greater confidence in the timing of potential uranium deliveries as we approach the end of the year.

ADDITIONAL HIGHLIGHTS:

•

Strategic Partnership with US Government: Subsequent to the quarter, we, alongside Brookfield, entered into a strategic partnership with the US Government expected to accelerate the deployment of Westinghouse nuclear reactors in the US. This collaboration provides for the US Government to arrange financing and facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the US, with an aggregate investment value of at least $80 billion (US). The launch of a nuclear power plant construction program is expected to accelerate growth in Westinghouse’s energy systems segment during the construction phase, along with its core fuel fabrication and reactor services business for the life of the reactors, strengthening our integrated fuel cycle strategy, and supporting long-term growth through rising demand for nuclear fuel products, services and technologies. See Westinghouse on page 29 for more information.

2025 THIRD QUARTER REPORT 13

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

	THREE MONTHS			NINE MONTHS
HIGHLIGHTS	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2025	2024	CHANGE	2025	2024	CHANGE
Revenue	615	721	(15)%	2,281	1,953	17%
Gross profit	170	171	(1)%	697	533	31%
Net earnings attributable to equity holders	—	7	(100)%	391	36	>100%
$ per common share (basic)	—	0.02	(100)%	0.90	0.08	>100%
$ per common share (diluted)	—	0.02	(100)%	0.90	0.08	>100%
Adjusted net earnings (ANE) (non-IFRS, see page 34)[1]	32	24	33%	410	135	>100%
$ per common share (adjusted and diluted)	0.07	0.06	17%	0.94	0.31	>100%
Adjusted EBITDA (non-IFRS, see page 34)[1]	310	327	(5)%	1,338	1,007	33%
Cash provided by operations	156	52	>100%	731	376	94%

[1]

In the fourth quarter of 2024, we revised our calculation of adjusted net earnings and adjusted EBITDA to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change.

Quarterly trends

HIGHLIGHTS	2025			2024				2023
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	615	877	789	1,183	721	598	634	844
Net earnings (loss) attributable to equity holders	—	321	70	135	7	36	(7)	80
$ per common share (basic)	—	0.74	0.16	0.31	0.02	0.08	(0.02)	0.18
$ per common share (diluted)	—	0.74	0.16	0.31	0.02	0.08	(0.02)	0.18
Adjusted net earnings (non-IFRS, see page 34)	32	308	70	157	24	65	46	108
$ per common share (adjusted and diluted)	0.07	0.71	0.16	0.36	0.06	0.15	0.11	0.25
Cash provided by operations	156	465	110	530	52	260	63	201

Key things to note:

•

The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 34 for more information).

•	Cash provided by operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•

Our quarterly results are impacted by variability in the timing of Westinghouse’s customer requirements, deliveries, and outage schedules. Due to the $170 million (US) increase in our share of Westinghouse’s revenue recorded in the second quarter and subsequent receipt of cash distributions in October tied to its participation in the Dukovany construction project, for 2025, we expect its second quarter adjusted EBITDA to be the strongest and cash flows to be higher in the fourth quarter. In 2024, the revaluation of Westinghouse’s inventory, due to purchase accounting, had a significant impact on Westinghouse’s quarterly results in the first half of the year. See Our earnings from Westinghouse, starting on page 29 for more information.

14 CAMECO CORPORATION

The following table compares the net earnings and adjusted net earnings for the third quarter to the previous seven quarters.

HIGHLIGHTS	2025			2024				2023
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net earnings (loss) attributable to equity holders	—	321	70	135	7	36	(7)	80
Adjustments
Adjustments on derivatives	66	(163)	(12)	133	(28)	14	33	(59)
Unrealized foreign exchange losses (gains)	(28)	71	(4)	(56)	15	(7)	(18)	(1)
Share-based compensation	22	39	(2)	17	4	15	8	12
Adjustments on other operating expense (income)	(6)	(8)	1	(23)	5	(2)	(15)	40
Income taxes on adjustments	(22)	35	4	(37)	7	(7)	(9)	6
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	4	—	3	—	12	38	20
Acquisition-related transition costs	—	—	—	—	4	5	14	—
Unrealized foreign exchange losses (gains)	(1)	(2)	7	(7)	—	(2)	—	2
Other expenses[2]	1	11	6	(8)	10	1	2	8
Adjusted net earnings (non-IFRS, see page 34)	32	308	70	157	24	65	46	108

[1]

In the fourth quarter of 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change.

[2]	Other expenses includes Westinghouse’s unrealized foreign exchange losses (gains) and costs related to long-term incentive plans.

Corporate expenses

ADMINISTRATION

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS)	2025	2024	CHANGE	2025	2024	CHANGE
Direct administration	46	48	(4)%	167	151	11%
Share-based compensation	21	3	>100%	56	25	>100%
Total administration	67	51	31%	223	176	27%

Direct administration costs were $2 million lower for the third quarter of 2025 compared to the same period last year, and $16 million higher for the first nine months. Direct administration costs were higher for the first nine months largely due to the impact of inflation and additional costs associated with digital and community initiatives during the first half of the year. Share-based compensation was $18 million higher for the third quarter of 2025 compared to the same period last year, and in the first nine months of 2025 was $31 million higher than 2024 due to the increase in our share price during this period compared to a smaller increase in the same period last year. See note 16 to the financial statements.

EXPLORATION AND RESEARCH & DEVELOPMENT

In the third quarter, uranium exploration expenses were $8 million, an increase of $3 million from the third quarter of 2024. Exploration expenses for the first nine months of the year increased by $7 million compared to 2024, to $22 million. The increased spending for exploration in the third quarter and the first nine months is due to a planned increase in expenditures.

Research and development expenses in the third quarter of the year were $10 million, $1 million higher than the third quarter of 2024 and $24 million for the first nine months of the year, $2 million lower compared to the same period in 2024. These expenses are mainly related to our investment in Global Laser Enrichment, LLC.

INCOME TAXES

We recorded an income tax expense of $16 million in the third quarter of 2025, compared to an expense of $38 million in the third quarter of 2024.

In the first nine months of 2025, we recorded an expense of $140 million compared to an expense of $87 million in 2024.

2025 THIRD QUARTER REPORT 15

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2025	2024	2025	2024
Net earnings before income taxes
Canada	62	143	587	374
Foreign	(46)	(98)	(56)	(251)

Total net earnings before income taxes	16	45	531	123

Income tax expense
Canada	13	37	133	81
Foreign	3	1	7	6

Total income tax expense	16	38	140	87

TRANSFER PRICING DISPUTE

Background

Since 2008, Canada Revenue Agency (CRA) has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 to 2017, CRA has advanced an alternate reassessing position. See Reassessments, remittances and next steps below for more information.

In September 2018, the Tax Court of Canada (Tax Court) ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020, the Federal Court of Appeal (Court of Appeal) upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The Minister of National Revenue issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and, in July 2021, refunded the tax paid for those years. In October 2023, pursuant to a cost award from the courts, we received a payment of approximately $12 million for disbursements, which is in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of the $780 million in cash and letters of credit we paid or provided for those years. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years.

In March 2023, CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by CRA at the time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million, which were returned in the second quarter.

16 CAMECO CORPORATION

The series of court decisions that were completely and unequivocally in our favour for the 2003, 2005 and 2006 tax years, determined that the income earned by our foreign subsidiary from the sale of non-Canadian produced uranium was not taxable in Canada. In accordance with these decisions, CRA issued reassessments reducing the proposed transfer pricing adjustment from $5.1 billion to $3.3 billion, resulting in a reduction of $1.8 billion in income taxable in Canada compared to the previous reassessments issued to us by CRA for the 2007 through 2013 tax years.

The remaining transfer pricing adjustment of $3.3 billion for the 2007 to 2013 tax years relates to the sale of Canadian-produced uranium by our foreign subsidiary. We maintain that the clear and decisive court decisions described above apply, and that CRA should fully reverse the remaining transfer pricing adjustments for these years and return all cash and security being held. In October 2021, due to a lack of significant progress on our points of contention, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We have asked the Tax Court to order the complete reversal of CRA’s transfer pricing adjustment for those years and the return of all cash and letters of credit being held, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. Subsequent to this, we received a reassessment for the 2015, 2016 and 2017 tax years, all reflecting this alternative reassessing position. While CRA did not require additional security for the tax debts they considered owing for 2014 through 2016, CRA did require additional letters of credit related to the tax debts they considered owing for 2017. CRA continues to hold $555 million ($209 million in cash and $346 million in letters of credit) that we have remitted or secured to date. Further, as a result of these reassessments CRA has drawn down the tax pools available to us and we were required to remit cash tax of $56 million for the 2024 and 2025 taxation years. We expect to recover these amounts held by the CRA. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 to 2017 filing positions. We filed appeals with the Tax Court for each year from 2014 through 2017.

In late 2024, we received a reassessment for the 2018 tax year. The reassessment relates to contracts other than those discussed above. CRA has advanced another alternate reassessing position for the 2018 tax year. In the first quarter of 2025, we filed a notice of objection for 2018.

We will not be in a position to determine the definitive outcome of the dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for the relevant tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 through 2017, or the new reassessing position advanced for 2018.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

IMPACT OF TARIFFS

Currently, CUSMA-compliant products and global nuclear fuel products in general are excluded from US tariffs, with natural uranium, UF6, and enriched uranium therefore exempt, preserving the flow of nuclear fuel imports into the US market. To mitigate risk amid unpredictable US policy changes and ongoing uncertainty, we have proactively taken steps to minimize the impact of a potential tariff, should a tariff be imposed, such as positioning material ahead of expected deliveries and adjusting our contract terms. We are also working with both local and international suppliers to minimize the direct and general inflationary cost pressures related to tariffs on products we require for our operations. We currently do not anticipate the impact of potential tariffs to be material on our 2025 financial results.

2025 THIRD QUARTER REPORT 17

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. While our product purchases are largely denominated in US dollars, our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and we are therefore required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2025 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid or significant currency movement. See Non-IFRS measures on page 34.

For more information, see our 2024 annual MD&A.

At September 30, 2025:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.39 (Cdn), up from $1.00 (US) for $1.36 (Cdn) at June 30, 2025. The exchange rate averaged $1.00 (US) for $1.38 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $31 million loss compared to a $35 million gain at June 30, 2025.

Outlook for 2025

Our outlook for 2025 reflects our plan to produce 18 million pounds (100% basis) at Cigar Lake with the potential to exceed this plan by up to 1 million pounds depending on operating conditions, our updated production guidance for McArthur River/Key Lake of 14 million to 15 million pounds (100% basis) and our production of 13 million to 14 million kgU in our fuel services segment, as well as continued work to extend the mine life at Cigar Lake.

In 2025, we expect strong financial performance, including cash flow generation. Our financial performance and the amount of cash generated will be dependent on sourcing the material required to meet our deliveries as planned, including achieving our production plans.

As in prior years, we will incur care and maintenance costs for the ongoing curtailment of our tier-two assets, which are expected to be between $62 million and $67 million.

We have reduced our outlook for market purchases to up to 1 million pounds (previously up to 3 million pounds) as a result of our utilization of standby product loan facilities to offset the impact of the expected reduction in our 2025 production on our inventory balance.

18 CAMECO CORPORATION

As we approach the end of the year, we have greater confidence in the timing of uranium deliveries, and we have therefore narrowed our guidance for the sales/deliveries volumes in our uranium segment to 32 million to 34 million pounds (previously 31 million to 34 million pounds).

2025 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES		WESTINGHOUSE
Production (owned and operated properties)	—	up to 20 million lb	[1]	13 to 14 million kgU		—
Market purchases	—	up to 1 million lb		—		—
Committed purchases (including Inkai purchase volumes)	—	9 million lb		—		—
Sales/delivery volume	—	32 to 34 million lb		13 to 14 million kgU		—
Revenue	$3,300-3,550 million	$2,800-3,000 million		$500-550 million		—
Average realized price	—	$87.00/lb	[2]	—		—
Average unit cost of sales (including D&A)	—	$59.50-63.00/lb	[3]	$27.00-28.75/kgU	[4]	—
Direct administration costs	$220-230 million	—		—		—
Exploration costs	—	$27 million		—		—
Research and development	$47 million	—		—		—
Capital expenditures	$360-400 million	$285-310 million		$70-80 million		—	[5]
Adjusted EBITDA (non-IFRS, see page 34) (US)	—	—		—		$525-580 million

[1]	The 2025 outlook for production is not determined using the high and low estimates of the ranges provided for each of the sites and has been rounded to the nearest million.
[2]	Uranium average realized price is calculated as the revenue from sales of uranium concentrates, transportation and storage fees divided by the volume of uranium concentrates sold.
[3]	Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance and selling costs, divided by the volume of uranium concentrates sold.
[4]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.
[5]	The outlook for Cameco’s share of capital expenditures for Westinghouse is $120 million - $150 million (US).

We are not providing an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Market purchases – reflect the market purchases we have made to date and expect to make for the remainder of 2025 in order to balance our sourcing and sales estimates. However, market purchases may vary based on need or opportunity. We evaluate the optimal mix of production, inventory, product loans and purchases to satisfy our contractual commitments and in order to realize the best return over the entire commodity cycle.

•

Committed purchases are based on contracts under which we have acquired, or have commitments to acquire, pounds in 2025 and includes our expected JV Inkai purchases of 4.5 million pounds (previously, we had assumed our JV Inkai purchases would be 4.2 million pounds). If Inkai production and/or deliveries vary, committed purchases will vary and we may have to rely on our other sources of supply described above. We equity account for our minority ownership interest in JV Inkai. We record our share of its production as a purchase. However, this does not reflect our share of the economic benefit. Our share of the economic benefit is based on the difference between our purchase price and JV Inkai’s lower production cost and is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees”. As a result, increases in the spot price increase our cost of purchases from JV Inkai and also our “share of earnings from equity-accounted investees”. The benefit is realized, through receipt of a cash dividend, when declared and paid by JV Inkai.

•	Our 2025 outlook for sales/delivery volume does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes we currently have delivered and our remaining commitments to deliver under contract in 2025.

2025 THIRD QUARTER REPORT 19

•

Uranium revenue and average realized price are calculated based on the terms contained in the base-escalated and market-related contracts under which we have deliveries in 2025. For market-related contracts not yet priced and for delivery in 2025, subject to any floors or ceilings, we used a uranium spot price of $82.00 (US) per pound (the UxC spot price as of September 30, 2025), a long-term price indicator of $82.00 (US) per pound (the UxC long-term indicator on September 30, 2025) and an exchange rate of $1.00 (US) for $1.36 (Cdn) (previously $1.00 (US) for $1.40 (Cdn)). The change in exchange rate assumption for the fourth quarter did not change our expected average realized price for the year due to the increase in the spot price assumption.

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material and the market purchases and committed purchases made to date and the planned volumes remaining noted in the outlook at an anticipated average purchase price of about $100 (Cdn) per pound and includes care and maintenance costs of between $62 million and $67 million. We expect overall unit cost of sales could vary if there are changes in production and market or committed purchase volumes or the mix of supply sources used to meet our contract deliveries, uranium spot prices, and/or care and maintenance costs in 2025.

•

Unit cost of sales and capital expenditures could be impacted by the imposition of tariffs or general inflationary pressures related to tariffs. See Impact of tariff taxes on page 17 for more information.

•	The adjusted EBITDA outlook for Westinghouse is based on the assumptions listed later in this section.

•

Westinghouse and JV Inkai are accounted for using the equity method for our share. Under equity accounting, Westinghouse and JV Inkai capital expenditures are not presented within our consolidated financial statements and are therefore not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 18.

In 2025 we expect our share of adjusted EBITDA from our equity investment in Westinghouse to be between $525 million and $580 million (US). Over the next five years, we expect our share of adjusted EBITDA, excluding the impact of the $170 million (US) increase in revenue in the second quarter of 2025, will grow at a compound annual growth rate of 6% to 10%. The expected growth over the next five years, does not take into consideration any growth expected to come from the recently announced partnership with the US Government to accelerate deployment of Westinghouse nuclear reactors in the US with an aggregate value of $80 billion (US).

$US
CAMECO SHARE (49%)	MILLIONS
Net earnings	30-80
Depreciation and amortization	260-275
Finance income	(1-2)
Finance costs	120-135
Income tax expense	30-70

EBITDA	470-530
Inventory purchase accounting	1-5
Restructuring costs	15-30
Other expenses	10-25

Adjusted EBITDA (non-IFRS, see page 34)	525-580

Note: the ranges for 2025 outlook for EBITDA and adjusted EBITDA are not determined using the high and low estimates of the ranges provided for each of the detailed reconciling line items.

We expect that Westinghouse’s second quarter earnings and adjusted EBITDA will be the strongest in 2025 due to the increase in its second quarter revenue, which is the result of Westinghouse’s participation in the Dukovany construction project in the Czech Republic.

The outlook for adjusted EBITDA for 2025 and its growth rate for Westinghouse over the next five years are based on the following assumptions:

20 CAMECO CORPORATION

•

A compound annual growth rate in revenue from Westinghouse’s core business of 6% to 8% (excluding any impact from growth in its new build business), which is slightly higher than the anticipated average growth rate of the nuclear industry based on the World Nuclear Association’s Reference Case. In addition to orders for PWR reactor fuel and services, this includes orders for VVER and BWR fuel and services, and a phase out of advanced gas-cooled reactor fuel. The outlook assumes that work is fulfilled on the timelines and scope expected based on current orders received, and additional work is undertaken based on past trends. The expected margins on this work are aligned with the historic margins of 16% to 19%, with variability expected to come from product mix compared to previous years.

•

Growth in Westinghouse’s new build business from new AP1000® reactor projects based on agreements that have been signed and announcements where AP1000 technology has been selected. This includes Poland, Bulgaria, and Ukraine, as well as the expected benefit over this period for subcontracted work related to the Dukovany construction project, and one additional project secured within the timeframe from the group of planned and proposed projects. The 6% to 10% compound annual growth rate in our share of adjusted EBITDA (which excludes the impact of the $170 million (US) increase in revenue in 2025) over the next five-years assumes that work to be done by Westinghouse on announced agreements and announced selections would proceed on the timelines and revenue pattern noted under the New Build Framework in our 2024 Annual MD&A. A delay in project timelines or cancellation of announced projects could result in a lower growth rate near the bottom of the range. For all AP1000 new build projects, the growth assumes Westinghouse undertakes only the engineering and procurement work required prior to a new reactor project breaking ground, which we believe is a small component of its overall potential.

•

Estimates and assumptions, including growth capital timelines, new build development timelines for both announced and potential reactor builds are subject to government and regulatory approval, as well as risks related to the current macro-economic environment, and may differ significantly from those assumed.

•

Contributions from new technologies are outside the five-year time frame. Timelines for investment in research and development for new technologies, including the AP300™ small modular reactor and the eVinci™ microreactor, may differ from that assumed.

•

The outlook for capital expenditures includes growth capex for expansion of fuel fabrication capabilities, as well as work to evaluate cost, timeline and infrastructure required to bring back conversion capacity and consider the potential future opportunities at the Springfields site in the UK. As with Cameco’s other investments, planning for this site will align with market opportunities.

Caution about forward-looking information relating to our future earnings and adjusted EBITDA from Westinghouse

This discussion of our expectations for Westinghouse’s future earnings and adjusted EBITDA and our share thereof is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the headings Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

We have sensitivity to the uranium price through both our sales and purchase commitments. However, at the current price levels, many of the market-related sales contracts we have delivered into or are delivering into this year are subject to ceiling prices and therefore are generally less sensitive than our purchase commitments.

As a result, if the uranium spot price increased by $5 (US) per pound, we expect revenue would increase by $4 million, while ANE would decrease by $3 million and cash flow would decrease by $41 million. From a cash flow perspective, the sensitivity does not adequately capture the impact of JV Inkai purchases, which straddle two fiscal reporting periods in light of when dividends are declared and paid by JV Inkai. The cash flow sensitivity includes the cash outflow for the remaining 4.5 million pounds of uranium assumed to be purchased from JV Inkai in 2025 at a 5% discount to the spot price but does not account for an associated inflow due to the cash dividend expected, which will be tied to our agreed to 2025 production purchase entitlement and is expected to be received in 2026. JV Inkai distributes excess cash as dividends to its owners, net of working capital requirements. In the case of a $5 (US) per pound increase in uranium prices, the JV Inkai purchases are responsible for about $28 million of the noted expected decrease in cash flow and we expect the impact of these purchases on the 2025 cash flow will be partially offset by dividends once declared and paid in 2026.

2025 THIRD QUARTER REPORT 21

If the uranium spot price decreased by $5 (US) per pound, we expect revenue to decrease by $8 million, ANE to increase by $1 million, and cash flow to increase by $39 million. From a cash flow perspective, the impact of the noted decrease in uranium price on the assumed purchase of uranium from JV Inkai is expected to have the opposite impact from that described above for the noted uranium price increase.

In the case of a $5 (US) increase or decrease in the uranium spot price, the sensitivity for ANE compared to the sensitivity for cash flow is less due to the impact on our net earnings from the inclusion of our share of earnings from our equity-accounted investment in JV Inkai in the reporting period, the rate of inventory turnover, and income taxes.

The following assumptions were used to prepare the revenue, ANE and cash flow sensitivity analysis above:

•	1 million pounds are purchased from the market, including pounds purchased to date.

•	Total committed purchases of 9 million pounds include expected JV Inkai purchases for the year of 4.5 million pounds and pounds purchased to date.

•

For market-related contracts not yet priced and for delivery in 2025, subject to any floors or ceilings, we used a uranium spot price of $82.00 (US) per pound (the UxC spot price as of September 30, 2025), a long-term price indicator of $82.00 (US) per pound (the UxC long-term indicator on September 30, 2025) and an exchange rate of $1.00 (US) for $1.36 (Cdn).

To the extent that our market purchases or JV Inkai purchases vary, the sensitivity of our ANE and cash flow to changes in the spot and long-term prices may be impacted. In the case of decreased market or JV Inkai purchases, our sensitivity would be reduced. In the case of increased market or JV Inkai purchases, our sensitivity would be greater.

A one cent increase or decrease in the value of the US dollar compared to the Canadian dollar would respectively increase or decrease expected revenue by $8 million, while the impacts on ANE and cash flow would not be significant. The majority of our sales are denominated in US dollars, resulting in sensitivity to foreign exchange rates. Revenue will be recognized at the prevailing foreign exchange rate at the time of the sale. ANE and cash flow are less sensitive to foreign exchange rates as we have layered in foreign exchange hedges to provide cash flow certainty, at an average rate of 1.36 USDCAD. See Foreign exchange starting on page 44 in our annual MD&A for more details.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 25 of our 2024 annual MD&A, our average realized price is based on pricing terms established in our portfolio of long-term contracts, which includes a mix of base-escalated and market-related contracts that are layered in over time. Each confidential contract is bilaterally negotiated with the customer and delivery generally does not begin until two years or more after signing.

•	Base-escalated contracts will reflect market conditions and pricing at the time each contract was finalized, with escalation factors applied based on when the material is delivered.

•

Market-related contracts reference a pricing mechanism that may be based on the spot price and/or the long-term price, and that price is generally set a month or more prior to delivery, subject to specific terms unique to each contract such as floors and ceilings set relative to market pricing at time of negotiation and typically escalated to time of delivery.

As a result of these contracting dynamics, changes to our average realized price will generally lag changes in market prices in both rising and falling price conditions. The magnitude and direction of the deviation can vary based on the degree of market price volatility between the time the contract price is set, and the time the product is delivered.

To help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at September 30, 2025, we have constructed the table that follows.

The table is based on the volumes and pricing terms under the long-term commitments in our contract portfolio that have been finalized as of September 30, 2025. The table does not include volumes and pricing terms in contracts under negotiation or those that have been accepted but are still subject to contract finalization. Based on the terms and volumes under contracts that have been finalized, the table is designed to indicate how our average realized price would react under various spot price assumptions at a point in time. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on September 30, 2025, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown.

•	Deliveries based on commitments under finalized contracts include best estimates of the expected deliveries and flexibility under contract terms.

22 CAMECO CORPORATION

•	To reflect escalation mechanisms contained in existing contracts the long-term US inflation rate target of 2% is used, for modeling purposes only.

It is important to note that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions at September 30, 2025

(rounded to the nearest $1.00)
SPOT PRICES
($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2025	59	59	60	61	62	62	62
2026	43	46	56	65	68	69	71
2027	42	45	57	69	73	75	78
2028	47	50	59	71	77	80	82
2029	49	52	61	73	82	86	89

As of September 30, 2025, we had commitments requiring delivery of an average of over 28 million pounds per year from 2025 through 2029, with commitment levels in 2025 through 2027 being higher than the average, and in 2028 and 2029, lower than the average. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and access to capital to fund our operating activities, investments and other financial obligations in order to execute our strategy, take advantage of opportunities and self-manage risk. We regularly consider our financing options so we can take advantage of favourable market conditions when they arise. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financing, including by conducting a registered offering of securities using our base shelf prospectus or utilizing our at-the-market equity program.

As of September 30, 2025, we had cash and cash equivalents of $779 million, while our total debt amounted to approximately $1.0 billion. We have a risk management policy to manage our cash balances and investments, which are largely held in government securities or with banks that are party to our lending facilities. In addition, we have a $1.0 billion revolving credit facility, which remains undrawn. On October 24, 2025, we received an additional distribution from Westinghouse in the amount of $171.5 million (US). The distribution represents our 49% share of the $350 million (US) Westinghouse received with respect to participation in the construction project for two nuclear reactors at the Dukovany power plant in Czech Republic, as previously disclosed.

We expect the low-cost production from our tier one assets will continue to generate strong cash flows, which we expect will meet our capital requirements during 2025. However, cash flow from operations for 2025 will be dependent on our ability to source the material required to meet our deliveries as planned, including achieving our production plans.

We have large, creditworthy customers that continue to need our nuclear fuel products and services even during weak economic conditions, and we expect the contract portfolio we have built will continue to provide a solid revenue stream. In our uranium segment, from 2025 through 2029, we have commitments to deliver an average of about 28 million pounds per year, with commitment levels higher than the average in 2025 through 2027 and lower than the average in 2028 and 2029.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014, or its alternate reassessing position for tax years 2014 through 2017, or its new reassessing position for 2018 and believe CRA should return all cash and letters of credit (to date, $555 million) being held. However, the timing of any further payments is uncertain, and there can be no assurance that the courts will take this position. See Transfer pricing dispute starting on page 16 for more information.

2025 THIRD QUARTER REPORT 23

CASH FROM OPERATIONS

Cash provided by operations was $104 million higher this quarter than in the third quarter of 2024 due primarily to lower working capital requirements.

Cash provided by operations was $355 million higher in the first nine months of 2025 compared to the same period in 2024 due primarily to higher earnings and lower working capital requirements partially offset by higher income taxes paid. In addition, dividend payments received were higher due to the receipt of a cash distribution from Westinghouse in the first quarter that more than offset the lower dividend received from JV Inkai compared to the first nine months of 2024.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We believe we have sufficient borrowing capacity with unsecured lines of credit of about $2.8 billion at September 30, 2025, a decrease from $2.9 billion at June 30, 2025. The decrease was due to the downsizing of an existing letter of credit facility based on current needs. Credit facility size may vary based on current requirements or expected changes in financial assurance requirements during the year. At September 30, 2025, we had approximately $1.5 billion outstanding in financial assurances, which was unchanged from June 30, 2025.

We have extended the maturity date of our $1.0 billion unsecured revolving credit facility from October 1, 2028 to October 1, 2029. The facility allows us to request increases above $1.0 billion, in increments of no less than $50 million, up to a total of $1.25 billion. At September 30, 2025, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, which is unchanged from December 31, 2024.

Long-term contractual obligations

Since June 30, 2025, there have been no material changes to our long-term contractual obligations. Please see our 2024 annual MD&A for more information.

Debt covenants

As at September 30, 2025, we complied with all covenants in our credit agreements, including the financial covenants. The financial covenants in our credit agreement place restrictions on total debt, including guarantees and other financial assurances. We do not expect our operating and investment activities for the remainder of 2025 to be constrained by these covenants.

SHARES AND STOCK OPTIONS OUTSTANDING

At November 3, 2025, we had:

•	435,407,158 common shares and one Class B share outstanding

•	164,883 stock options outstanding, with exercise prices ranging from $11.32 to $15.27

DIVIDEND

Our board of directors declared a 2025 annual dividend of $0.24 per common share, payable on December 16, 2025, to shareholders of record on December 1, 2025. The dividend declared for 2025 advances our plan to grow the dividend to $0.24 per common share by one year (previously expected to increase to $0.24 per common share in 2026) to reflect the improvement in financial performance and the additional distribution received from Westinghouse. The decision to declare an annual dividend is reviewed regularly by our board of directors in the context of our cash flow, financial position, strategy and other relevant factors, including appropriate alignment with the cyclical nature of our earnings.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at September 30, 2025:

•	purchase commitments

•	financial assurances

•	other arrangements

24 CAMECO CORPORATION

Purchase commitments

We make purchases under long-term contracts where it is beneficial for us to do so and in order to support our long-term contract portfolio. The following table is based on our purchase commitments in our uranium and fuel services segments at September 30, 2025,2 but does not include purchases of our share of JV Inkai production. These commitments include a mix of fixed-price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of delivery. We will update this table as required in our MD&A to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

		2026 AND	2028 AND	2030 AND
SEPTEMBER 30 ($ MILLIONS)	2025	2027	2029	BEYOND	TOTAL
Purchase commitments[1,2]	203	243	11	—	457

[1]	Denominated in US dollars and Japanese yen, converted from US dollars to Canadian dollars at the rate of 1.36 and from Japanese yen to Canadian dollars at the rate of $0.01.
[2]

These amounts have been adjusted for any additional purchase commitments that we have entered into since September 30, 2025, but does not include deliveries taken under contract since September 30, 2025.

We have purchase commitments of $457 million (previously $617 million at December 31, 2024) for the following:

•	approximately 6.0 million pounds of U3O8 equivalent (previously 7.8 million at December 31, 2024) from 2025 to 2028

•	approximately 0.1 million kgU as UF6 in conversion services (previously 0.2 million at December 31, 2024) in 2025

•	no commitments for enrichment services (previously 0.3 million at December 31, 2024)

The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

At September 30, 2025, our financial assurances totaled $1.5 billion, unchanged from June 30, 2025.

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.2 million kgU of UF6 conversion services and 6.2 million pounds of U3O8 over the period 2020 to 2030 with repayment in-kind up to December 31, 2030 (see note 8 to the financial statements). Under the loan facilities, standby fees of up to 1.5% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 3.0%. At September 30, 2025, we have 1.5 million kgU of UF6 conversion services and 4.5 million pounds of U3O8 drawn on the loans.

BALANCE SHEET

($ MILLIONS)	SEP 30, 2025	DEC 31, 2024	CHANGE
Cash and cash equivalents	779	600	30%
Total debt	996	1,281	(22)%
Inventory	718	827	(13)%

Total cash and cash equivalents at September 30, 2025 were $779 million, or 30% higher than at December 31, 2024, due mainly to higher earnings and the receipt of $87 million (US) and $49 million (US) of dividend payments from JV Inkai and Westinghouse, partially offset by the repayment of the final $200 million (US) outstanding on our floating-rate term loan. Net debt at September 30, 2025 was approximately $217 million.

Total product inventories are $718 million compared to $827 million at the end of 2024. The average inventory cost for uranium has decreased to $47.56 per pound compared to $59.39 per pound at December 31, 2024. As of September 30, 2025, we held an inventory of 10.0 million pounds of U3O8 equivalent (excluding broken ore) (December 31, 2024 - 11.0 million pounds). Total product inventory value and inventory volume varies from quarter to quarter depending on the inventory cost and the timing of production, purchases and sales deliveries in the year.

2025 THIRD QUARTER REPORT 25

Financial results by segment

Uranium

		THREE MONTHS			NINE MONTHS
		ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
HIGHLIGHTS		2025	2024	CHANGE	2025	2024	CHANGE
Production volume (million lb)		4.4	4.3	2%	15.0	17.3	(13)%

Sales volume (million lb)		6.1	7.3	(16)%	21.8	20.8	5%

Average spot price	($US/lb)	76.28	81.58	(6)%	71.68	87.93	(18)%
Average long-term price	($US/lb)	81.67	81.00	1%	80.67	78.11	3%
Average realized price
	($US/lb)	62.12	60.18	3%	60.35	58.28	4%
	($Cdn/lb)	85.22	82.33	4%	84.79	78.97	7%

Average unit cost of sales (including D&A)	($Cdn/lb)	59.54	61.18	(3)%	58.28	56.53	3%

Revenue ($ millions)		523	600	(13)%	1,847	1,642	12%

Gross profit ($ millions)		158	154	3%	578	467	24%

Gross profit (%)		30	26	15%	31	28	11%

Earnings before income taxes ($ millions)		172	171	1%	681	615	11%

Adjusted EBITDA ($ millions) (non-IFRS, see page 34)		220	240	(8)%	861	788	9%

THIRD QUARTER

Production during the quarter was 4.4 million pounds, 2% higher compared to the third quarter of 2024. See Our Operations starting on page 31 for more information.

Uranium revenues this quarter were down 13% compared to 2024 due to a 16% decrease in sales volumes, partially offset by an increase of 4% in the Canadian dollar average realized price. While the average US dollar spot price for uranium decreased by 6% compared to the same period in 2024, the Canadian dollar average realized price increased by 4% due to the impact of fixed-price contracts on the portfolio. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 22. In addition, customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our quarterly sales volumes and revenue can vary significantly.

Total cost of sales (including D&A) decreased by 18% ($365 million compared to $446 million in 2024) due to a decrease of 3% in the average unit cost of sales and a 16% decrease in sales volume. The average unit cost of sales decreased due to lower purchases as well as the annual maintenance shutdown at McArthur River which occurred in the third quarter of 2024 but not in 2025. Costs of planned annual maintenance shutdowns are expensed directly to cost of sales. See table below and Uranium production on page 31.

The net effect was a $4 million increase in gross profit for the quarter.

FIRST NINE MONTHS

Production volumes for the first nine months of the year were 13% lower than in the previous year. See Our Operations starting on page 31 for more information.

Uranium revenues increased 12% compared to the first nine months of 2024 due to a 5% increase in sales volume and an increase of 7% in the Canadian dollar average realized price. While the average US dollar spot price for uranium decreased by 18% compared to the same period in 2024, the Canadian dollar average realized price increased by 7% due to the impact of fixed-price contracts on the portfolio. The average realized price was also impacted by a weakening Canadian dollar on US-priced contracts. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 22.

Total cost of sales (including D&A) increased by 8% ($1,269 million compared to $1,175 million in 2024) primarily as a result of a 3% increase in the average unit cost of sales and a 5% increase in sales volume compared to the same period last year. See table below and Uranium production on page 31.

The net effect was a $111 million increase in gross profit for the first nine months.

26 CAMECO CORPORATION

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 34). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($CDN/LB)	2025	2024	CHANGE	2025	2024	CHANGE
Produced
Cash cost	25.20	24.31	4%	24.39	19.66	24%
Non-cash cost	11.16	9.42	18%	10.98	9.42	17%

Total production cost[1]	36.36	33.73	8%	35.37	29.08	22%

Quantity produced (million lb)[1]	4.4	4.3	2%	15.0	17.3	(13)%

Purchased
Cash cost	82.51	109.59	(25)%	94.04	100.13	(6)%

Quantity purchased (million lb)[1]	1.4	1.8	(22)%	3.3	6.2	(47)%

Totals
Produced and purchased costs	47.50	56.11	(15)%	45.95	47.83	(4)%

Quantities produced and purchased (million lb)	5.8	6.1	(5)%	18.3	23.5	(22)%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. During the quarter and in the first nine months of 2025 we purchased 0.1 million pounds at a purchase price per pound of $100.81 ($73.05 (US)). During the third quarter of 2024 we did not make any purchases from JV Inkai; in the first nine months of 2024, we purchased 1.2 million pounds at a purchase price per pound of $128.42 ($95.63 (US)).

The average cash cost of production was 4% higher for the quarter compared to the same period in 2024. For the first nine months, the average cash cost of production was 24% higher than in the same period in 2024. The increase was due to the impact of fixed costs on lower production as well as the effects of inflation.

The estimated average unit life of mine operating costs reflected in our most recent annual information form are $20.31 per pound at McArthur River/Key Lake and $21.12 per pound at Cigar Lake.

Our purchases in the third quarter of 2025 totaled about $116 million, representing an average cost of $82.51 per pound, about $46.00 per pound higher than our total unit production cost for the quarter. Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the third quarter, the average cash cost of purchased material was $82.51 (Cdn) per pound, or $60.13 (US) per pound, compared to $109.59 (Cdn) per pound, or $80.08 (US) per pound in the third quarter of 2024. As a result, the average cash cost per pound of purchased material in Canadian dollar terms decreased by 25% this quarter compared to the same period last year.

For the first nine months of the year, purchases totaled about $310 million, representing an average cost of $94.04 per pound, about $59.00 per pound higher than our total unit production cost for the year. The average cash cost of purchased material for the nine-month period was $94.04 (Cdn), or $67.17 (US) per pound, compared to $100.13 (Cdn), or $73.87 (US) per pound in the same period in 2024. As a result, the average cash cost per pound of purchased material in Canadian dollar terms decreased by 6% for the nine months compared to the same period last year.

We equity account for our share of JV Inkai. As a result, we record our share of its production as a purchase, which under Kazakhstan’s pricing regulations, requires that we purchase the material at a price equal to the uranium spot price, less a 5% discount. Our share of the economic benefit is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investee” and is based on the difference between our purchase price and JV Inkai’s lower production cost (estimated average unit life of mine operating cash cost of $12.62 per pound). If there is a significant disruption to JV Inkai’s operations for any reason, it may not achieve its production plans, there may be a delay in production, and it may experience increased costs to produce uranium.

JV Inkai contribution to uranium segment

In the third quarter, included in net earnings attributable to equity holders for the uranium segment is $16 million of equity earnings and included in adjusted EBITDA is $19 million from JV Inkai, compared to $26 million and $31 million respectively in the same period last year.

2025 THIRD QUARTER REPORT 27

For the first nine months of the year, $114 million is included in net earnings attributable to equity holders and $133 million is included in adjusted EBITDA from JV Inkai, compared to $151 million and $188 million respectively in the same periods last year.

The decrease in JV Inkai’s equity earnings and adjusted EBITDA in the third quarter of 2025 was largely driven by the timing of sales. The decrease in JV Inkai’s equity earnings and adjusted EBITDA for the first nine months of the year was driven by the timing of sales, lower uranium prices and increased costs compared to the prior year. In April, we received a cash dividend of $87 million (US), net of withholdings, based on JV Inkai’s 2024 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2025 financial performance in 2026, once the dividend for 2025 is declared and paid.

The following table reconciles our share of earnings from JV Inkai to adjusted EBITDA:

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS)	2025	2024	CHANGE	2025	2024	CHANGE
Share of earnings from equity-accounted investee	16	26	(38)%	114	151	(25)%
Depreciation and amortization	2	2	—	6	12	(50)%
Finance income	(1)	—	>100%	(2)	—	>100%
Income tax expense	3	3	—	11	27	(59)%

EBITDA (non-IFRS, see page 34) attributable to JV Inkai	20	31	(35)%	129	190	(32)%

Unrealized foreign exchange losses (gains)	(1)	—	>100%	4	(2)	>(100)%

Adjusted EBITDA (non-IFRS, see page 34)	19	31	(39)%	133	188	(29)%

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS			NINE MONTHS
				ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
HIGHLIGHTS				2025	2024	CHANGE	2025	2024	CHANGE
Production volume (million kgU)				3.1	3.2	(3)%	10.2	9.9	3%

Sales volume (million kgU)				1.9	3.5	(46)%	8.6	7.9	9%

Average realized price	($	Cdn/kgU	)	49.11	34.54	42%	44.91	39.17	15%

Average unit cost of sales (including D&A)	($	Cdn/kgU	)	41.30	29.45	40%	30.48	30.51	—

Revenue ($ millions)				91	120	(24)%	388	311	25%

Earnings before income taxes ($ millions)				17	17	—	129	71	82%

Adjusted EBITDA ($ millions) (non-IFRS, see page 34)				24	28	(14)%	156	96	63%

Adjusted EBITDA margin (%) (non-IFRS, see page 34)				26	23	13%	40	31	29%

THIRD QUARTER

Total revenue for the third quarter of 2025 decreased by 24% from $120 million in the same period last year to $91 million. This was due primarily to a 46% decrease in sales volume partially offset by a 42% increase in realized price. The increase in average realized price was mainly the result of contracts that were entered into in an improved price environment. Customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our sales volumes and revenue can vary significantly.

The total cost of products and services sold (including D&A) decreased 25% ($77 million compared to $103 million in 2024) due to a 46% decrease in sales volume, which was partially offset by an increase of 40% in the average unit cost of sales. Average unit cost of sales increased due to the mix of products and services sold this year compared to the same period last year.

The net effect was no change in net earnings.

28 CAMECO CORPORATION

FIRST NINE MONTHS

In the first nine months of the year, total revenue increased 25% to $388 million from $311 million for the same period last year due to a 15% increase in average realized price and a 9% increase in sales volume. The increase in average realized price was mainly the result of contracts that were entered into in an improved price environment and the impact of a weakening Canadian dollar on US priced contracts. Customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our sales volumes and revenue can vary significantly.

The total cost of products and services sold (including D&A) increased 9% ($263 million compared to $242 million in 2024) due to a 9% increase in sales volume.

The net effect was a $58 million increase in net earnings.

Westinghouse

OUR EARNINGS FROM WESTINGHOUSE

Westinghouse is one of the world’s largest nuclear services businesses owned in a strategic partnership between Cameco and Brookfield, where Cameco owns a 49% interest and Brookfield owns the remaining 51%. Cameco accounts for its interest under the equity method of accounting in Canadian dollars.

	THREE MONTHS			NINE MONTHS
CAMECO SHARE	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($CAD MILLIONS)	2025	2024	CHANGE	2025	2024	CHANGE
Net earnings (loss)	(32)	(57)	44%	32	(227)	>100%
Depreciation and amortization	94	93	1%	285	267	7%
Finance income	(1)	—	—	(2)	(3)	33%
Finance costs	49	54	(9)%	149	172	(13)%
Income tax expense (recovery)	(4)	(2)	(100)%	25	(50)	>100%

EBITDA[2]	106	88	20%	489	159	>100%

Inventory purchase accounting[1]	—	—	—	5	66	(92)%
Restructuring costs	8	24	(67)%	35	46	(24)%
Other expenses	10	5	100%	40	20	100%
Acquisition-related transition costs	—	5	(100)%	—	29	(100)%

Adjusted EBITDA[2]	124	122	2%	569	320	78%

Capital expenditures	47	33	42%	136	98	39%

Adjusted free cash flow[2]	77	89	(13)%	433	222	95%

Revenue	697	726	(4)%	2,500	2,052	22%

Adjusted EBITDA margin[2]	18%	17%	6%	23%	16%	44%

1

Net earnings for 2024 and 2025 were impacted by purchase price accounting. Inventories acquired were assigned values based on the market price at the date of acquisition. As these quantities are sold, cost of products and services sold reflects these market values, regardless of Westinghouse’s historic costs.

2	Non-IFRS measures, see page 34.

We use adjusted EBITDA as a performance measure as the impact of the revaluation of Westinghouse’s inventory and assets and the non-operating acquisition-related transition costs do not reflect the underlying performance for the reporting period.

THIRD QUARTER

In the third quarter, adjusted EBITDA was $124 million, compared to $122 million in the same period last year.

FIRST NINE MONTHS

In the first nine months of the year, adjusted EBITDA was $569 million, compared to $320 million in the same period last year, mainly as a result of the increase in our share of Westinghouse’s second quarter revenue tied to the Dukovany construction project.

Westinghouse’s quarterly results are not necessarily a good indication of annual results due to variability in timing of customer requirements and delivery and outage schedules. We expect Westinghouse’s performance in the second quarter of 2025 to be the strongest due to the increase in our share of Westinghouse’s second quarter revenue related to its participation in the Dukovany construction project. Higher quarterly cash flows continue to be expected in the fourth quarter of 2025.

2025 THIRD QUARTER REPORT 29

SUBSEQUENT EVENT

On October 28, 2025, together with Brookfield, we announced the signing of a binding term sheet with the United States Department of Commerce (US Government) to establish a strategic partnership, which is expected to accelerate the global deployment of Westinghouse nuclear reactor technologies and reinvigorate supply chains and the nuclear power industrial base in the US and abroad.

The agreement provides for the US Government to arrange financing and facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the United States, with an aggregate investment value of at least $80 billion (US), including near-term financing of long lead time items. Under the terms of the agreement, the US Government will be granted a participation interest (Participation Interest), which, once vested, will entitle it to receive 20% of any cash distributions in excess of $17.5 billion (US) made by Westinghouse after the granting of the Participation Interest.

For the Participation Interest to vest, the US Government must make a final investment decision and enter into definitive agreements to complete the construction of new Westinghouse nuclear reactors in the US with an aggregate value of at least $80 billion (US). If there has not been a vesting event prior to January 2029, the participation interest will automatically terminate in January 2029 and the holders of the participation interest will cease to have any rights with respect to Westinghouse.

Additionally, in recognition of the anticipated acceleration of long-term value creation that the US Government is expected to help unlock, if on or prior to January 2029 the Participation Interest has vested, and if the valuation in an initial public offering (IPO) of Westinghouse to be $30 billion (US) or more at that time, the US Government will be entitled to require an IPO. Immediately prior to, or in connection with the IPO, the Participation Interest will directly or indirectly convert into a warrant, with a five-year term, to purchase equity securities equivalent to 20% of the public value of the IPO entity at the time of exercise after deducting $17.5 billion (US) from the public value.

The expectation is that the US Government, Brookfield, Cameco and Westinghouse will negotiate and enter into definitive agreements replacing the binding term sheet in the 90 day period following the execution of the term sheet. In the event such agreements are not reached, the term sheet will remain effective until a definitive agreement is executed by the parties. The transactions are subject to obtaining required regulatory approvals and the satisfaction of other customary conditions.

Our operations

Uranium – production overview

We produced 4.4 million pounds of U3O8 (our share) in the third quarter and 15.0 million pounds production (our share) in the first nine months of 2025, compared to 4.3 million pounds and 17.3 million pounds in the same periods of 2024.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain flexibility and deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
OUR SHARE (MILLION LB)	2025	2024	CHANGE	2025	2024	CHANGE	2025 PLAN
Cigar Lake	2.2	1.5	47%	7.8	6.7	16%	9.8	[1]
McArthur River/Key Lake	2.2	2.8	(21)%	7.2	10.6	(32)%	9.8 to 10.5	[2]

Total	4.4	4.3	2%	15.0	17.3	(13)%	Up to 20

[1]	Depending on operational performance of the Cigar Lake mine and the McClean Lake mill in the fourth quarter, we may exceed this target by up to 1 million pounds (100% basis).
[2]

As announced in August, our outlook for production from McArthur River/Key Lake has changed. We now expect to produce between 14 million and 15 million pounds (100% basis) in 2025 (previously expected 18 million pounds).

As previously disclosed, as a result of developmental delays at McArthur River, and a potential partial offset by strong performance at Cigar Lake, we expect 2025 consolidated production of up to 33 million pounds (100% basis; up to 20 million pounds our share). See Uranium 2025 Q3 update below for more info.

30 CAMECO CORPORATION

Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or, experience production delays and increased costs.

At the Key Lake mill, an annual maintenance shutdown took place in the second quarter. Additionally, the mill was shut down for six weeks over September and October due to the development delays at McArthur River. There is no planned shutdown of the McArthur River mine in 2025. The annual maintenance outage at Cigar Lake took place in the third quarter, which is similar timing to previous years.

Uranium 2025 Q3 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In the third quarter of 2025, total packaged production from McArthur River and Key Lake was 3.2 million pounds (2.2 million pounds our share) compared to 4 million pounds (2.8 million pounds our share) in the third quarter of 2024. In the first nine months of the year, total packaged production from McArthur River and Key Lake was 10.3 million pounds (7.2 million pounds our share) compared to 15.2 million pounds (10.6 million pounds our share) in the first nine months of 2024. The lower packaged production is primarily due to the delays we have experienced in transitioning into new mining areas at McArthur River in 2025. As a result of these development delays at McArthur River, the Key Lake mill was shut down from September 3 through October 17, impacting production in the third quarter and the first nine months, and resulting in lower expected production for 2025.

As announced on August 28, 2025, we now expect 2025 packaged production of 14 million to 15 million pounds (9.8 to 10.5 million pounds our share).

The collective agreement with the United Steelworkers Local 8914 expires in December 2025. As such, we expect the impact of a labour dispute, if it were to occur, to be minimal in 2025.

Cigar Lake

Total packaged production from Cigar Lake was 4 million pounds (2.2 million pounds our share) in the third quarter of 2025 compared to 2.7 million pounds (1.5 million pounds our share) in the third quarter of 2024. In the first nine months of the year, total packaged production from Cigar Lake was 14.3 million (7.8 million pounds our share) compared to 12.3 million pounds (6.7 million pounds our share) in the first nine months of 2024 as a result of the strong performance at both the Cigar Lake mine and McClean Lake mill.

We continue to expect production of 18 million pounds (9.8 million pounds our share) in 2025. However, depending on operational performance of the Cigar Lake mine and McClean Lake mill in the fourth quarter, we may exceed this target by up to 1 million pounds (100% basis).

Inkai

Production on a 100% basis was 2.4 million pounds for the quarter, and 5.9 million pounds for the first nine months of this year, compared to 2.0 million pounds and 5.5 million pounds, respectively in the same period last year. Following the unplanned, temporary production suspension in January 2025, the adjusted mine plan resulted in higher second quarter production bringing production for the first nine months back in line with the annual production plan.

JV Inkai is targeting 2025 production of 8.3 million pounds (100% basis) of which our purchase allocation is expected to be 3.7 million pounds. The temporary suspension in early 2025 did not have a material impact on JV Inkai’s 2025 outlook. The achievement of JV Inkai’s 2025 production target requires it to successfully manage several ongoing risks, including the availability of sulfuric acid, other procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs.

2025 THIRD QUARTER REPORT 31

Due to equity accounting, our share of production is shown as a purchase at a 5% discount to the spot price and included in inventory at this value at the time of delivery. The first shipment from JV Inkai containing our remaining share of 2024 production (approximately 900,000 pounds) and approximately 2.0 million pounds of our share of Inkai’s 2025 production is currently in transit and expected to arrive at the Blind River refinery in early November. The majority of our remaining share of 2025 production from JV Inkai is expected to be delivered before the end of 2025. Our share of the profits earned by JV Inkai on the sale of its production to the joint venture partners is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings. Excess cash, net of working capital requirements, is distributed to the partners as dividends once declared.

The geopolitical situation continues to cause transportation risks in the region. We could continue to experience delays in our expected Inkai deliveries. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can utilize. Depending on when we receive shipments of our share of Inkai’s production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $14 million (US) and $15 million (US) for 2025.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs while maintaining critical infrastructure and processes. We expect care and maintenance costs to range between $41 million and $45 million for 2025.

Fuel services 2025 Q3 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.1 million kgU in the third quarter of 2025, 3% lower than the third quarter of 2024. Production in the first nine months of 2025 was 10.2 million kgU, 3% higher compared to the same period last year.

Our fuel services segment includes the combined production of UO2, UF6, and heavy water reactor fuel bundles. Our annual production expectation for fuel services remains between 13 million and 14 million kgU of combined fuel services products in 2025 (outlook and production results are not disclosed by individual product line).

We continue to work towards achieving a UF6 production rate of 12,000 tonnes per year, closely aligned with our licensed capacity in order to satisfy our book of long-term commitments and demand for conversion services. Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs.

Labour relations

A new collective agreement with unionized employees at our Port Hope conversion facility was reached in July 2025 for a three-year term, expiring in June 2028.

32 CAMECO CORPORATION

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, general manager, McArthur River, Cameco • Daley McIntyre, general manager, Key Lake, Cameco CIGAR LAKE • Kirk Lamont, general manager, Cigar Lake, Cameco	INKAI • Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

2025 THIRD QUARTER REPORT 33

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 36 of our 2024 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 18 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

34 CAMECO CORPORATION

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the third quarter and first nine months of 2025 and compares it to the same periods in 2024.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2025	2024	2025	2024
Net earnings attributable to equity holders	—	7	391	36

Adjustments
Adjustments on derivatives	66	(28)	(109)	19
Unrealized foreign exchange losses (gains)	(28)	15	39	(10)
Share-based compensation	22	4	59	27
Adjustments on other operating expense (income)	(6)	5	(13)	(12)
Income taxes on adjustments	(22)	7	17	(9)
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	—	4	50
Acquisition-related transition costs	—	4	—	23
Unrealized foreign exchange losses (gains)	(1)	—	4	(2)
Other expenses[1]	1	10	18	13

Adjusted net earnings	32	24	410	135

[1]	Other expenses includes Westinghouse’s unrealized foreign exchange losses (gains) and costs related to long-term incentive plans.

2025 THIRD QUARTER REPORT 35

The following table shows what contributed to the change in adjusted net earnings in the third quarter and first nine months of 2025 compared to the same periods in 2024.

		THREE MONTHS		NINE MONTHS
		ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings – 2024	7	24	36	135

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	(24)	(24)	23	23
	Higher realized prices ($US)	16	16	61	61
	Foreign exchange impact on realized prices	1	1	65	65
	Lower (higher) costs	10	10	(38)	(37)

	Change – uranium	3	3	111	112

Fuel services	Impact from sales volume changes	(8)	(8)	6	6
	Higher realized prices ($Cdn)	27	27	50	50
	Higher costs	(22)	(22)	—	—

	Change – fuel services	(3)	(3)	56	56

	Other changes
	Lower (higher) administration expenditures	(16)	2	(47)	(16)
	Higher exploration and research and development expenditures	(4)	(4)	(5)	(5)
	Change in reclamation provisions	13	2	3	2
	Higher earnings from equity-accounted investees	15	1	221	163
	Change in gains or losses on derivatives	(91)	3	108	(20)
	Change in foreign exchange gains or losses	44	1	(67)	(18)
	Higher (lower) finance income	3	3	(2)	(2)
	Lower finance costs	7	7	32	32
	Change in income tax recovery or expense	22	(7)	(53)	(27)
	Other	—	—	(2)	(2)

	Net earnings – 2025	—	32	391	410

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction, integration and restructuring costs related to acquisitions and gains/losses on disposition of business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBITDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

36 CAMECO CORPORATION

EBITDA, adjusted EBITDA, adjusted free cash flow, and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the tables below reconcile earnings before income taxes with EBITDA and adjusted EBITDA for the first quarter of 2025 and 2024.

For the quarter ended September 30, 2025:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	172	17	(32)	(157)	—
Depreciation and amortization	51	7	—	2	60
Finance income	—	—	—	(7)	(7)
Finance costs	—	—	—	28	28
Income taxes	—	—	—	16	16

	223	24	(32)	(118)	97
Adjustments on equity investees
Depreciation and amortization	2	—	94	—	96
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	49	—	49
Income taxes	3	—	(4)	—	(1)

Net adjustments on equity investees	4	—	138	—	142

EBITDA	227	24	106	(118)	239
Gain on derivatives	—	—	—	66	66
Other operating income	(6)	—	—	—	(6)
Share-based compensation	—	—	—	22	22
Unrealized foreign exchange gains	—	—	—	(28)	(28)

	221	24	106	(58)	293
Adjustments on equity investees
Restructuring costs	—	—	8	—	8
Other expenses	—	—	10	—	10
Unrealized foreign exchange gains	(1)	—	—	—	(1)

Net adjustments on equity investees	(1)	—	18	—	17

Adjusted EBITDA	220	24	124	(58)	310

[1]	JV Inkai adjusted EBITDA of $19 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

2025 THIRD QUARTER REPORT 37

For the quarter ended September 30, 2024:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	171	17	(57)	(124)	7
Depreciation and amortization	59	11	—	1	71
Finance income	—	—	—	(4)	(4)
Finance costs	—	—	—	35	35
Income taxes	—	—	—	38	38

	230	28	(57)	(54)	147
Adjustments on equity investees
Depreciation and amortization	2	—	93	—	95
Finance expense	—	—	54	—	54
Income taxes	3	—	(2)	—	1

Net adjustments on equity investees	5	—	145	—	150

EBITDA	235	28	88	(54)	297
Loss on derivatives	—	—	—	(28)	(28)
Other operating expense	5	—	—	—	5
Share-based compensation	—	—	—	4	4
Unrealized foreign exchange losses	—	—	—	15	15

	240	28	88	(63)	293
Adjustments on equity investees
Acquisition-related transition costs	—	—	5	—	5
Restructuring costs	—	—	24	—	24
Other expenses	—	—	5	—	5

Net adjustments on equity investees	—	—	34	—	34

Adjusted EBITDA	240	28	122	(63)	327

[1]	JV Inkai adjusted EBITDA of $31 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the nine months ended September 30, 2025:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	681	129	32	(452)	390
Depreciation and amortization	174	27	—	6	207
Finance income	—	—	—	(16)	(16)
Finance costs	—	—	—	85	85
Income taxes	—	—	—	140	140

	855	156	32	(237)	806
Adjustments on equity investees
Depreciation and amortization	6	—	285	—	291
Finance income	(2)	—	(2)	—	(4)
Finance expense	—	—	149	—	149
Income taxes	11	—	25	—	36

Net adjustments on equity investees	15	—	457	—	472

EBITDA	870	156	489	(237)	1,278
Loss on derivatives	—	—	—	(109)	(109)
Other operating income	(13)	—	—	—	(13)
Share-based compensation	—	—	—	59	59
Unrealized foreign exchange losses	—	—	—	39	39

	857	156	489	(248)	1,254
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Restructuring costs	—	—	35	—	35
Other expenses	—	—	40	—	40
Unrealized foreign exchange losses	4	—	—	—	4

Net adjustments on equity investees	4	—	80	—	84

Adjusted EBITDA	861	156	569	(248)	1,338

[1]	JV Inkai adjusted EBITDA of $133 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

38 CAMECO CORPORATION

For the nine months ended September 30, 2024:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	615	71	(227)	(423)	36
Depreciation and amortization	148	25	—	4	177
Finance income	—	—	—	(18)	(18)
Finance costs	—	—	—	117	117
Income taxes	—	—	—	87	87

	763	96	(227)	(233)	399
Adjustments on equity investees
Depreciation and amortization	12	—	267	—	279
Finance income	—	—	(3)	—	(3)
Finance expense	—	—	172	—	172
Income taxes	27	—	(50)	—	(23)

Net adjustments on equity investees	39	—	386	—	425

EBITDA	802	96	159	(233)	824
Gain on derivatives	—	—	—	19	19
Other operating income	(12)	—	—	—	(12)
Share-based compensation	—	—	—	27	27
Unrealized foreign exchange gains	—	—	—	(10)	(10)

	790	96	159	(197)	848
Adjustments on equity investees
Acquisition-related transition costs	—	—	29	—	29
Inventory purchase accounting	—	—	66	—	66
Restructuring costs	—	—	46	—	46
Other expenses	—	—	20	—	20
Unrealized foreign exchange gains	(2)	—	—	—	(2)

Net adjustments on equity investees	(2)	—	161	—	159

Adjusted EBITDA	788	96	320	(197)	1,007

[1]	JV Inkai adjusted EBITDA of $188 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the third quarter and first nine months of 2025 and 2024.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2025	2024	2025	2024
Cost of product sold	314.7	386.5	1,095.8	1,027.0
Add / (subtract)
Royalties	(33.2)	(38.4)	(127.0)	(88.5)
Care and maintenance costs[1]	(31.6)	(34.9)	(71.4)	(58.7)
Other selling costs	(2.0)	(2.9)	(8.3)	(12.2)
Change in inventories	(21.5)	(8.5)	(212.9)	93.3

Cash costs of production (a)	226.4	301.8	676.2	960.9
Add / (subtract)
Depreciation and amortization	50.7	59.3	173.5	147.5
Care and maintenance costs[1]	(3.5)	(4.5)	(5.2)	(4.7)
Change in inventories	1.9	(14.3)	(3.6)	20.2

Total production costs (b)	275.5	342.3	840.9	1,123.9

Uranium produced & purchased (million lb) (c)	5.8	6.1	18.3	23.5

Cash costs per pound (a ÷ c)	39.03	49.48	36.95	40.89
Total costs per pound (b ÷ c)	47.50	56.11	45.95	47.83

[1]

Care and maintenance costs include costs associated with Rabbit Lake and the US operations, as well as costs of the annual maintenance shutdown at Cigar Lake and the one-month shutdown of Key Lake mill which were expensed directly to cost of sales in the quarter. The annual maintenance shutdowns all occurred in the third quarter of 2024 at Cigar Lake, McArthur River and Key Lake.

2025 THIRD QUARTER REPORT 39

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of September 30, 2025, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of September 30, 2025, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required; and

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

In April 2024, we implemented SAP S/4 HANA, an enterprise resource planning system, across the entire organization. As a result of this implementation, certain existing internal controls were modified, and new controls were implemented. Actions were taken to monitor and maintain appropriate internal controls over financial reporting during the period of change, including additional verifications and analysis to ensure data integrity.

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

40 CAMECO CORPORATION